PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

06010584

18th January 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

SEC MAIL PROCESSING
RECEIVED
JAN 3 0 2006
WASH. D.C. 185 SECTION

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 18th January 2006:

"Operational and Trading Update".

PROCESSED
FEB 0 3 2006
THOMSON
FINANCIAL

Yours faithfully

Stephen Huddle

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

18 January - Operational and Trading Update

Premier today provides an operational and trading update ahead of its 2005 Final Results which will be announced on 23rd March 2006.

HIGHLIGHTS:

Operations

- Year end production ahead of expectations at 33.3 kboepd (Gas: 69%/ Oil:31%)
- Strong oil and gas prices realised in the second half.

Development Programme

- Mauritania - first oil from Chinguetti field is planned for March 2006 with Premier's share due to reach 5,700 boepd by year end.
- Indonesia - West Lobe platform construction ahead of schedule and within budget (expected onstream 3Q 2006)
- Pakistan - Zamzama Phase 2 contract successfully signed, discussions with gas customers in both Indonesia and Pakistan progressing.
- 2006 development programme of approximately 20 wells targeting enhanced production. In total, production growth of over 10% by year end 2006.

Exploration

- Exciting 2006 exploration programme with high impact wells in Guinea-Bissau and Vietnam

- Current wells being drilled in Mauritania and Indonesia
- Successful farm-down of Indus-E block in Pakistan from 25% to 12.5%

New acreage

- Awarded 58.5% interest in Marine IX offshore block in the Republic of Congo
- Building a Norwegian business with the award of 5 licences in the recent APA licensing round including an interest in the Froy field.

Simon Lockett, Chief Executive, commented:

"We are delighted with the progress made by the Company in achieving our objectives in the second half of 2005: a growing production base reinforced by new developments and commercial arrangements which will move us towards our annual production target of 50,000 boepd. Our high impact exploration programme will offer shareholders substantial upside exposure in 2006 and we continue to add prospective acreage to our portfolio in our core areas which will fuel our growth in future years".

18th January 2006

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant
Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

Current Operations

We have continued to experience higher gas demand combined with continuing strong production performance from our Indonesia and Pakistan fields, giving rise to an expected full year production rate of 33.3 kboepd (working interest basis), in excess of our earlier expectations. Gas sales represented 69% of our total production. UK oil production continued to benefit from the strong Brent related crude prices. Average gas prices for 2005 from our principal producing areas were:

	US$mcf
Indonesia	7.90
Pakistan	2.20

Year-end net debt position is around US$33 million before taking into account a January cash receipt from a late December cargo of around US$35 million.

Development Programme

Continuing good progress has been made towards the successful completion of the Chinguetti development, offshore Mauritania. First oil is on schedule for March 2006. Premier's share is expected to reach 5,700 boepd by year-end.

The partnership group through Woodside the operator is presently engaged in ongoing discussions with the Mauritanian Government concerning elements of agreements which are supplementary to some production sharing contracts. These discussions are not uncommon in the industry as projects reach first production.

In Indonesia, good progress has also been made with the construction of the West Lobe platform with the project currently ahead of schedule and within budget. A drilling rig has been secured for development drilling this summer and first gas from the facility is targeted for Q3 2006.

Following the November signing of the contract for Phase 2 of the Zamzama project in Pakistan, discussions have continued with partners and gas customers in respect of possible increased gas volumes from the Bhit and Qadirpur fields in Pakistan and from Gajah Baru in Indonesia.

We will drill around 20 development wells during 2006. This programme and our development projects are expected to increase production by around 10% by the end of 2006.

EXPLORATION

2006 Programme

An exciting exploration programme is planned, including potentially high impact operated wells in Guinea Bissau and Vietnam.

The detailed anticipated schedule, including exploration and appraisal wells, can be found on the Company website at http://www.premier-oil.com/

The Company is in active discussions with a number of parties regarding possible farm-out proposals designed to maintain shareholder exposure to the significant upside in our exploration programme whilst maintaining our target exploration spend for the year. To this end, Premier announces the successful farm-down of its interest in the Indus-E block in Pakistan from 25% to 12.5% equity, which is anticipated to save Premier approximately $5m in drilling costs. The partnership group (operator - Shell) plans to drill the Anne prospect during the second half of 2006.

Current Drilling

In Mauritania, the Stena Tay drilling rig is on site for Dore, the final exploration well in PSC B for the current drilling campaign. Dore is located east of Tiof, is targeting Oligocene aged submarine channel/turbidite sands and, if successful, could help progress the development plans for the Tiof Area. The Atwood Hunter drilling rig will begin the 2006 programme in Q2, focused on shallower prospects in PSC A.

In Indonesia, the rig for the Macan Tutul exploration well is on location. This well will assess the gas potential of the upper and middle Arang zones and deeper oil potential in the same area. Future

the rig will move to the Lembu Peteng structure adjacent to the Kakap field.

In Egypt, Premier announces that the Al-Fagr wildcat well has been plugged and abandoned after MDT tests were run. Although shows were recorded while drilling and logs displayed possible hydrocarbon saturations in the target section, no hydrocarbons were recovered on test. The EDC-19 rig is expected back on contract in approximately six weeks to drill the Al-Amir appraisal well. The Al-Amir-1 exploration well was drilled on the onshore North West Gemsa Concession in the Gulf of Suez oil province approximately 300 kilometres south east of Cairo.

The results of the Palomino well in the UK are expected next week. Oilexco farmed in to this prospect, which is being drilled at zero cost to Premier. Premier retains an 18.75% interest.

New Acreage

West Africa

Premier has agreed, subject to final signature and parliamentary ratification, to acquire a 58.5% interest (including operatorship) of the Marine IX offshore block in the Republic of Congo. The block contains the large Frida prospect which is planned to be drilled in 2007.

Premier is also in advanced discussions with the Saharawi Arab Democratic Republic (SADR) regarding the award of four offshore exploration blocks in which Premier would hold a 50% equity share. The SADR lies directly north of Mauritania where our Chinguetti oil field is about to come on stream.

Norway


34/2
34/4
34/5
36/10
35/12
NORWAY
Frøy Area
16/1
16/4
Stavanger

Premier is committed to building a material business on the Norwegian Continental Shelf. This complements Premier's existing North Sea expertise. As announced on 15th December, the Company has been awarded 5 licences in the recent APA licensing round in Norway.

Premier has also submitted a further application in the 19th round, the results of which are expected to be announced by the end of the first quarter 2006. The licence interests obtained to date, all of which are in the central area of the Norwegian North Sea, are as follows:

Block No.	Working Interest	Operator
34/2, 34/5	15%	BG
34/4 (part), 34/5	30%	PetroCanada
35/12, 36/10	40%	Revus
16/1 (part), 16/4	30%	Lundin
25/2, 3, 5 and 6 (Froy Area)	50%	Pertra

These licences offer a spectrum of redevelopment, appraisal and drilling opportunities which have the potential to meet our objectives for both early production and high impact exploration. We expect to undertake a number of seismic programmes during 2006 with a view to a subsequent significant drilling programme. The Froy field, which was abandoned in 2001 in a much lower oil price environment, is the subject of redevelopment studies with plans to seek development approval in Q1 2007.

Further details of the geographical location of these licences can be found on http://www.premier-oil.com/.